May 19, 2025

Kit Wong
Chief Executive Officer
Charming Medical Limited
Units 1803-1806, 18/F, Hang Lung Centre
2-20 Paterson Street, Causeway Bay, Hong Kong

       Re: Charming Medical Limited
           Registration Statement on Form F-1
           Filed May 14, 2025
           File No. 333-287258
Dear Kit Wong:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 25, 2025 letter.

Form F-1 filed on May 14, 2025
Consolidated Financial Statements , page F-35

1. We note your registration statement includes audited financial statements that are older than 12 months. Since this represents an initial public offering of your ordinary shares, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representations as to why such update is not necessary in an exhibit. Refer to Instruction 2 to Item 8.A.4.
       Please contact Christie Wong at 202-551-3684 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Chris Edwards at 202-551-6761
with any other questions.
 May 19, 2025
Page 2



                 Sincerely,

                 Division of Corporation Finance
                 Office of Industrial Applications and
                 Services
cc:   Jason Ye